Plan of Distribution

ADDENDUM TO SCHEDULE

The total fees paid by the respective Class of each Series of a Fund pursuant to this Distribution Plan shall not exceed the rate, as a percentage of the average annual net assets of that Class, set forth below:

Calvert Impact Fund, Inc.
     Calvert Global Alternative Energy Fund

Class B		Class C
Distribution Fee	Service Fee	Distribution Fee	Service Fee
0.75%	0.25%	0.75%	0.25%

Date: May 31, 2007